UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

English Translation

Buenos Aires, May 9, 2007

Mr. President

National Securities Commission

D. Eduardo Hecker

Re: Notice of Relevant Fact of Edenor S.A. (the “Company”) – Election of Chairman and Vice Chairman of Audit Committee

Dear Sir:

In accordance with applicable rules and regulations, we are pleased to inform you that, following the election of the members of Edenor’s Audit Committee (consisting of Messrs. Ignacio Chojo Ortiz, Alfredo MacLaughlin and Gustavo Mariani) by Edenor’s Board of Directors, on May 8, 2007, at the first meeting of the Audit Committee, Messrs. Chojo Ortiz and MacLaughlin were elected Chairman and Vice Chairman, respectively, of the Audit Committee.

Very truly yours,

Juan Gregorio Nazar

Attorney-in-Fact

Edenor S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 10, 2007